UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

ITEM

1.	Interim Condensed Consolidated Financial Statements and Explanatory Notes for the three-months period ended March 31, 2020 and 2021.

Item 1

GEOPARK LIMITED

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

AND EXPLANATORY NOTES

For the three-months period ended March 31, 2020 and 2021

GEOPARK LIMITED

MARCH 31, 2021

CONTENTS

Page

3	Condensed Consolidated Statement of Income
4	Condensed Consolidated Statement of Comprehensive Income
5	Condensed Consolidated Statement of Financial Position
6	Condensed Consolidated Statement of Changes in Equity
7	Condensed Consolidated Statement of Cash Flow
8	Explanatory Notes to the Interim Condensed Consolidated Financial Statements

GEOPARK LIMITED

MARCH 31, 2021

CONDENSED CONSOLIDATED STATEMENT OF INCOME

		Three-months	Three-months
		period ended	period ended
		March 31, 2021	March 31, 2020
Amounts in US$ '000	Note	(Unaudited)	(Unaudited)
REVENUE	3	146,595	133,239
Commodity risk management contracts	4	(47,291)	32,011
Production and operating costs	5	(44,277)	(41,075)
Geological and geophysical expenses	6	(3,075)	(4,458)
Administrative expenses	7	(11,333)	(12,685)
Selling expenses	8	(398)	(1,962)
Depreciation		(22,567)	(39,301)
Write-off of unsuccessful exploration efforts	10	—	(3,205)
Impairment loss recognized for non-financial assets		—	(97,481)
Other expenses		(1,754)	(232)
OPERATING PROFIT (LOSS)		15,900	(35,149)
Financial expenses	9	(15,974)	(14,754)
Financial income	9	463	1,423
Foreign exchange gain (loss)	9	2,694	(10,787)
PROFIT (LOSS) BEFORE INCOME TAX		3,083	(59,267)
Income tax expense		(13,420)	(30,275)
LOSS FOR THE PERIOD		(10,337)	(89,542)
Losses per share (in US$) for loss attributable to owners of the Company. Basic		(0.17)	(1.48)
Losses per share (in US$) for loss attributable to owners of the Company. Diluted		(0.17)	(1.48)

The above condensed consolidated statement of income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

MARCH 31, 2021

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Three-months	Three-months
	period ended	period ended
	March 31, 2021	March 31, 2020
Amounts in US$ '000	(Unaudited)	(Unaudited)
Loss for the period	(10,337)	(89,542)
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	(649)	(8,500)
Losses on cash flow hedges	—	(6,770)
Income tax relating to losses on cash flow hedges	—	2,166
Other comprehensive loss for the period	(649)	(13,104)
Total comprehensive loss for the period	(10,986)	(102,646)

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

MARCH 31, 2021

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	At March 31, 2021	Year ended
Amounts in US$ '000		(Unaudited)	December 31, 2020
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	10	611,154	614,665
Right-of-use assets		20,251	21,402
Prepayments and other receivables		1,035	1,060
Other financial assets		12,849	13,364
Deferred income tax asset		17,852	18,168
TOTAL NON CURRENT ASSETS		663,141	668,659
CURRENT ASSETS
Inventories		13,589	13,326
Trade receivables		56,810	46,918
Prepayments and other receivables		21,760	27,263
Derivative financial instrument assets	15	—	1,013
Other financial assets		13	28
Cash and cash equivalents		187,568	201,907
Assets held for sale		1,152	1,152
TOTAL CURRENT ASSETS		280,892	291,607
TOTAL ASSETS		944,033	960,266
EQUITY
Equity attributable to owners of the Company
Share capital	11	61	61
Share premium		179,395	179,399
Reserves		90,434	92,216
Accumulated losses		(389,366)	(380,866)
TOTAL EQUITY		(119,476)	(109,190)
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	12	767,148	766,897
Lease liabilities		12,056	11,457
Provisions and other long-term liabilities	13	80,501	82,370
Deferred income tax liability		3,976	7,190
Trade and other payables	14	4,951	4,886
TOTAL NON CURRENT LIABILITIES		868,632	872,800
CURRENT LIABILITIES
Borrowings	12	5,861	17,689
Lease liabilities		7,871	10,890
Derivative financial instrument liabilities	15	50,816	15,094
Current income tax liability		39,314	52,775
Trade and other payables	14	90,963	100,156
Liabilities associated with assets held for sale		52	52
TOTAL CURRENT LIABILITIES		194,877	196,656
TOTAL LIABILITIES		1,063,509	1,069,456
TOTAL EQUITY AND LIABILITIES		944,033	960,266

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

MARCH 31, 2021

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
	Share	Share	Other	Translation	Accumulated
Amount in US$ '000	Capital	Premium	Reserve	Reserve	losses	Total
Equity at January 1, 2020	59	173,716	116,291	(3,820)	(153,361)	132,885
Comprehensive income:
Loss for the three-months period	—	—	—	—	(89,542)	(89,542)
Other comprehensive loss for the period	—	—	(4,604)	(8,500)	—	(13,104)
Total comprehensive income for the period ended March 31, 2020	—	—	(4,604)	(8,500)	(89,542)	(102,646)
Transactions with owners:
Share-based payment	2	2,458	—	—	(540)	1,920
Repurchase of shares	—	(2,678)	—	—	—	(2,678)
Stock distribution	—	2,445	(2,445)	—	—	—
Cash distribution	—	—	(2,447)	—	—	(2,447)
Total transactions with owners for the period ended March 31, 2020	2	2,225	(4,892)	—	(540)	(3,205)
Balance at March 31, 2020 (Unaudited)	61	175,941	106,795	(12,320)	(243,443)	27,034
Balance at January 1, 2021	61	179,399	104,485	(12,269)	(380,866)	(109,190)
Comprehensive income:
Loss for the three-months period	—	—	—	—	(10,337)	(10,337)
Other comprehensive loss for the period	—	—	—	(649)	—	(649)
Total comprehensive income for the period ended March 31, 2021	—	—	—	(649)	(10,337)	(10,986)
Transactions with owners:
Share-based payment	—	217	—	—	1,837	2,054
Repurchase of shares	—	(221)	—	—	—	(221)
Cash distribution	—	—	(1,133)	—	—	(1,133)
Total transactions with owners for the period ended March 31, 2021	—	(4)	(1,133)	—	1,837	700
Balance at March 31, 2021 (Unaudited)	61	179,395	103,352	(12,918)	(389,366)	(119,476)

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

	Three-months	Three-months
	period ended	period ended
	March 31, 2021	March 31, 2020
Amounts in US$ '000	(Unaudited)	(Unaudited)
Cash flows from operating activities
Loss for the period	(10,337)	(89,542)
Adjustments for:
Income tax expense	13,420	30,275
Depreciation	22,567	39,301
Write-off of unsuccessful exploration efforts	—	3,205
Impairment loss for non-financial assets	—	97,481
Loss on disposal of property, plant and equipment	122	—
Amortization of other long-term liabilities	(63)	—
Accrual of borrowing interests	12,288	11,419
Unwinding of long-term liabilities	1,185	1,540
Accrual of share-based payment	2,054	1,920
Foreign exchange (gain) loss	(2,694)	10,787
Unrealized loss (gain) on commodity risk management contracts	26,655	(26,431)
Income tax paid	(20,507)	(16,970)
Change in working capital	(8,294)	(24,976)
Cash flows from operating activities – net	36,396	38,009
Cash flows from investing activities
Purchase of property, plant and equipment	(20,332)	(33,673)
Acquisition of business, net of cash acquired	—	(272,335)
Cash flows used in investing activities – net	(20,332)	(306,008)
Cash flows from financing activities
Proceeds from borrowings	—	350,000
Debt issuance costs paid	—	(7,506)
Interest paid	(23,484)	(13,813)
Lease payments	(2,461)	(2,784)
Repurchase of shares	(221)	(2,678)
Payments for transactions with former non-controlling interest	(3,580)	—
Cash flows (used in) from financing activities - net	(29,746)	323,219
Net (decrease) increase in cash and cash equivalents	(13,682)	55,220

Cash and cash equivalents at January 1	201,907	111,180
Currency translation differences	(657)	(852)
Cash and cash equivalents at the end of the period	187,568	165,548

Ending Cash and cash equivalents are specified as follows:
Cash at bank and bank deposits	187,550	165,525
Cash in hand	18	23
Cash and cash equivalents	187,568	165,548

The above condensed consolidated statement of cash flow should be read in conjunction with the accompanying notes.

EXPLANATORY NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1

General information

GeoPark Limited (the “Company”) is a company incorporated under the laws of Bermuda. The Registered Office address is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (the “Group” or “GeoPark”) is the exploration, development and production for oil and gas reserves in Colombia, Chile, Brazil, Argentina and Ecuador.

This condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 5, 2021.

Basis of Preparation

The condensed consolidated interim financial statements of GeoPark Limited are presented in accordance with IAS 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the annual consolidated financial statements as of and for the year ended December 31, 2020, which have been prepared in accordance with IFRS.

The condensed consolidated interim financial statements have been prepared in accordance with the accounting policies applied in the most recent annual consolidated financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments and interpretations apply for the first time in 2021, but do not have an impact on the condensed consolidated interim financial statements of the Group.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Group are not subject to significant seasonal changes.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as of and for the year ended December 31, 2020.

Note 1 (Continued)

Financial risk management

The Group’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk- concentration, funding and liquidity risk, interest risk and capital risk. The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2020.

The 2019 coronavirus (“COVID-19”) outbreak continues to have an indeterminable adverse impact on the world economy. While the COVID-19 has numerous worldwide effects on general commercial activity, one such effect is that the price of crude oil dropped dramatically during 2020. By the end of 2020 and the beginning of 2021, the gradual crude demand recovery is resulting in some improvements in the market conditions. At this time, given the uncertainty of the lasting effect of the COVID-19 outbreak, its impact on the Group’s business cannot be completely determined.

The Group is continually reviewing its exposure to the current market conditions and adjusting the 2021 capital expenditures program which remains flexible, quickly adaptable and expandable if prices recover. The Group also continues to add new oil hedges, increasing its price risk protection within the next twelve months. GeoPark maintained a strong cash position of US$ 187,568,000 and has available US$ 106,223,000 in uncommitted credit lines as of March 31, 2021.

Subsidiary undertakings

The following chart illustrates the main companies of the Group structure as of March 31, 2021:

GeoPark Limited (Bermuda)
100%
GeoPark (UK) Limited
99.5%
GeoPark Latin America S.L.U. (Spain)
100%
GeoPark Argentina S.A.U. (Argentina)
100%
GeoPark Chile S.p.A. (Chile)
100%
GeoPark TdF S.p.A. (Chile)
100%
GeoPark Fell S.p.A. (Chile)
99%
GeoPark Magallanes Limitada (Chile)
100%
GeoPark Colombia S.L.U. (Spain)
100%
GeoPark Colombia SAS (Colombia)
100%
Amerisur Resources Limited (UK)
100%
Amerisur Exploracion Colombia Limited (British Virgin Islands)
100%
Amerisur Exploracion Colombia Limitada Colombian Branch
100%
Petrodorado South America S.A. (Panama)
100%
Petrodorado South America S.A. Sucursal Colombia
100%
GeoPark Colombia E&P S.A. (Panama)
100%
GeoPark Colombia E&P S.A. Sucursal Colombia
99.9%
GeoPark Brasil Exploração e Produção de Petróleo e Gás Ltda. (Brazil)
99.9%
GeoPark S.A.C. (Perú)
99.9%
GeoPark Perú S.A.C. (Perú)
100%
GeoPark Perú S.A.C. Sucursal Ecuador
99.9%
GeoPark Operadora del Perú S.A.C. (Perú)

Details of the subsidiaries and joint operations of the Group are set out in Note 21 to the annual consolidated financial statements as of and for the year ended December 31, 2020.

On March 13, 2021, the Company incorporated a subsidiary in the United States named Market Access LLP (ownership interest: 9%), which is in start-up phase.

Note 2

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Legal and Corporate Governance, People and Sustainability departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit (loss) for the period (determined as if IFRS 16 Leases had not been adopted), before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts, geological and geophysical expenses allocated to capitalized projects and other items. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative and Geological and Geophysical expenses. Other information provided to the Executive Committee is measured in a manner consistent with that in the financial statements.

Three-months period ended March 31, 2021:

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Ecuador	Corporate
Revenue	146,595	130,562	4,567	4,853	6,613	—	—
Sale of crude oil	137,318	130,058	1,362	131	5,767	—	—
Sale of gas	9,277	504	3,205	4,722	846	—	—
Production and operating costs	(44,277)	(37,048)	(2,130)	(899)	(4,200)	—	—
Royalties	(19,804)	(18,266)	(164)	(389)	(985)	—	—
Share-based payment	(18)	(26)	(5)	—	13	—	—
Operating costs	(24,455)	(18,756)	(1,961)	(510)	(3,228)	—	—
Depreciation	(22,567)	(14,828)	(3,341)	(1,012)	(3,323)	(61)	(2)
Operating profit (loss)	15,900	23,240	(1,558)	2,516	(1,801)	(608)	(5,889)
Operating Netback	79,372	71,483	2,359	3,491	2,039	—	—
Adjusted EBITDA	66,469	64,258	1,727	3,153	1,109	(552)	(3,226)

Three-months period ended March 31, 2020:

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Peru (a)	Ecuador	Corporate
Revenue	133,239	114,076	6,996	3,260	8,907	—	—	—
Sale of crude oil	123,835	113,476	2,106	488	7,765	—	—	—
Sale of gas	9,404	600	4,890	2,772	1,142	—	—	—
Production and operating costs	(41,075)	(29,263)	(3,583)	(1,271)	(6,958)	—	—	—
Royalties	(12,709)	(10,926)	(252)	(325)	(1,206)	—	—	—
Share-based payment	(68)	(43)	(14)	(1)	(10)	—	—	—
Operating costs	(28,298)	(18,294)	(3,317)	(945)	(5,742)	—	—	—
Depreciation	(39,301)	(24,064)	(8,797)	(994)	(5,279)	(136)	—	(31)
Operating profit (loss)	(35,149)	80,490	(59,402)	367	(19,209)	(32,016)	(241)	(5,138)
Operating Netback	93,422	87,021	3,346	1,469	1,584	2	—	—
Adjusted EBITDA	77,702	76,316	2,928	828	2,106	(987)	(227)	(3,262)

(a)	As of the date of these interim condensed consolidated financial statements, Peru is no longer an operating segment due to the decision to retire from the Morona Block.

Note 2 (Continued)

Segment Information (Continued)

Total Assets	Total	Colombia	Chile	Brazil	Argentina	Peru (a)	Ecuador	Corporate
March 31, 2021	944,033	645,229	100,770	37,100	34,938	4,495	1,301	120,200
December 31, 2020	960,266	680,828	101,742	38,172	36,803	4,656	1,127	96,938

(a)	The remaining assets in Peru are expected to be transferred to Petroperu in May 2021.

A reconciliation of total Operating Netback to total profit (loss) before income tax is provided as follows:

	Three-months	Three-months
	period ended	period ended
	March 31, 2021	March 31, 2020
Operating Netback	79,372	93,422
Geological and geophysical expenses	(3,108)	(4,551)
Administrative expenses	(9,795)	(11,169)
Adjusted EBITDA for reportable segments	66,469	77,702
Unrealized (loss) gain on commodity risk management contracts	(26,655)	26,431
Depreciation (a)	(22,567)	(39,301)
Write-off of unsuccessful exploration efforts	—	(3,205)
Impairment loss recognized for non-financial assets	—	(97,481)
Share-based payment	(2,054)	(1,920)
Lease accounting - IFRS 16	2,461	2,784
Others (b)	(1,754)	(159)
Operating profit (loss)	15,900	(35,149)
Financial expenses	(15,974)	(14,754)
Financial income	463	1,423
Foreign exchange gain (loss)	2,694	(10,787)
Profit (Loss) before tax	3,083	(59,267)

(a)	Net of capitalized costs for oil stock included in Inventories. Depreciation includes US$ 700,000 (US$ 700,000 in 2020) generated by assets not related to production activities.
(b)	Includes allocation to capitalized projects.

The following table presents a reconciliation of Adjusted EBITDA to operating profit (loss) for the three-month periods ended March 31, 2021 and 2020:

	Three-months period ended March 31, 2021
	Colombia	Chile	Brazil	Argentina	Other (a)	Total
Adjusted EBITDA for reportable segments	64,258	1,727	3,153	1,109	(3,778)	66,469
Depreciation	(14,828)	(3,341)	(1,012)	(3,323)	(63)	(22,567)
Unrealized loss on commodity risk management contracts	(26,655)	—	—	—	—	(26,655)
Share-based payment	(185)	(12)	—	(8)	(1,849)	(2,054)
Lease accounting - IFRS 16	1,521	127	530	225	58	2,461
Others	(871)	(59)	(155)	196	(865)	(1,754)
Operating profit / (loss)	23,240	(1,558)	2,516	(1,801)	(6,497)	15,900

(a)	Includes Ecuador and Corporate.

Note 2 (Continued)

Segment Information (Continued)

	Three-months period ended March 31, 2020
	Colombia	Chile	Brazil	Argentina	Other (a)	Total
Adjusted EBITDA for reportable segments	76,316	2,928	828	2,106	(4,476)	77,702
Depreciation	(24,064)	(8,797)	(994)	(5,279)	(167)	(39,301)
Unrealized gain on commodity risk management contracts	26,431	—	—	—	—	26,431
Write-off of unsuccessful exploration efforts	—	(3,205)	—	—	—	(3,205)
Impairment loss recognized for non-financial assets	—	(50,281)	—	(16,205)	(30,995)	(97,481)
Share-based payment	(87)	(23)	(6)	(43)	(1,761)	(1,920)
Lease accounting - IFRS 16	1,799	35	566	251	133	2,784
Others	95	(59)	(27)	(39)	(129)	(159)
Operating profit / (loss)	80,490	(59,402)	367	(19,209)	(37,395)	(35,149)

(a)	Includes Peru, Ecuador and Corporate.

Note 3

Revenue

	Three-months	Three-months
	period ended	period ended
Amounts in US$ '000	March 31, 2021	March 31, 2020
Sale of crude oil	137,318	123,835
Sale of gas	9,277	9,404
	146,595	133,239

Note 4

Commodity risk management contracts

The Group entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium collars, fixed price or zero-premium 3 ways (put spread plus call), and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties. The Group’s derivatives are accounted for as non-hedge derivatives and therefore all changes in the fair values of its derivative contracts are recognized as gains or losses in the results of the periods in which they occur.

The following table summarizes the Group’s production hedged during the three-month period ending March 31, 2021 and for the following periods as a consequence of the derivative contracts in force as of March 31, 2021:

			Volume	Average
Period	Reference	Type	bbl/d	price US$/bbl
January 1, 2021 - March 31, 2021	ICE BRENT	Zero Premium Collars	23,500	38.91 Put 52.72 Call
January 1, 2021 - March 31, 2021	VASCONIA(a)	Zero Premium Collars	2,000	35.00 Put 43.01 Call
			25,500
April 1, 2021 - June 30, 2021	ICE BRENT	Zero Premium Collars	25,500	40.61 Put 53.59 Call
			25,500
July 1, 2021 - September 30, 2021	ICE BRENT	Zero Premium Collars	18,000	43.19 Put 60.64 Call
July 1, 2021 - September 30, 2021	VASCONIA(a)	Zero Premium Collars	2,000	41.50 Put 68.57 Call
			20,000
October 1, 2021 - December 31, 2021	ICE BRENT	Zero Premium Collars	19,500	43.72 Put 62.65 Call
			19,500
January 1, 2022 - March 31, 2022	ICE BRENT	Zero Premium Collars	6,500	46.54 Put 69.97 Call
			6,500

(a)	Vasconia Crude (Ice Brent minus Vasconia Differential).

The table below summarizes the (loss) gain on the commodity risk management contracts:

	Three-months	Three-months
	period ended	period ended
	March 31, 2021	March 31, 2020
Realized (loss) gain on commodity risk management contracts	(20,636)	5,580
Unrealized (loss) gain on commodity risk management contracts	(26,655)	26,431
Total	(47,291)	32,011

The following table presents the Group’s derivative contracts agreed after the balance sheet date:

			Volume
Period	Reference	Type	bbl/d	Price US$/bbl
January 1, 2022 - March 31, 2022	ICE BRENT	Zero Premium Collars	2,000	50.00 Put 74.40 Call
April 1, 2022 - June 30, 2022	ICE BRENT	Zero Premium Collars	2,000	50.00 Put 72.30 Call

Note 5

Production and operating costs

	Three-months period	Three-months period
Amounts in US$ '000	ended March 31, 2021	ended March 31, 2020
Staff costs	4,009	3,699
Share-based payment	18	68
Royalties	19,804	12,709
Well and facilities maintenance	4,942	5,397
Operation and maintenance	1,929	1,896
Consumables	4,664	5,105
Equipment rental	1,790	2,415
Transportation costs	2,002	1,080
Gas plant costs	558	568
Safety and insurance costs	947	1,118
Field camp	1,310	760
Non-operated blocks costs	941	364
Crude oil stock variation	(381)	3,142
Other costs	1,744	2,754
	44,277	41,075

Note 6

Geological and geophysical expenses

	Three-months period	Three-months period
Amounts in US$ '000	ended March 31, 2021	ended March 31, 2020
Staff costs	1,957	3,335
Share-based payment	47	69
Other services	1,071	1,127
Allocation to capitalized project	—	(73)
	3,075	4,458

Note 7

Administrative expenses

	Three-months period	Three-months period
Amounts in US$ '000	ended March 31, 2021	ended March 31, 2020
Staff costs	6,269	5,890
Share-based payment	1,989	1,783
Consultant fees	1,563	2,209
Travel expenses	55	807
Director fees and allowance	894	653
Communication and IT costs	879	606
Allocation to joint operations	(1,975)	(2,504)
Other administrative expenses	1,659	3,241
	11,333	12,685

Note 8

Selling expenses

	Three-months	Three-months
	period ended	period ended
Amounts in US$ '000	March 31, 2021	March 31, 2020
Transportation	181	1,653
Selling taxes and other	217	309
	398	1,962

Note 9

Financial results

	Three-months	Three-months
	period ended	period ended
Amounts in US$ '000	March 31, 2021	March 31, 2020
Financial expenses
Bank charges and other financial costs	(2,458)	(1,862)
Interest and amortization of debt issue costs	(12,331)	(11,352)
Unwinding of long-term liabilities	(1,185)	(1,540)
	(15,974)	(14,754)
Financial income
Interest received	463	1,423
	463	1,423
Foreign exchange gains and losses
Foreign exchange gain	2,694	2,919
Realized loss on currency risk management contracts (a)	—	(472)
Unrealized loss on currency risk management contracts (a)	—	(13,234)
	2,694	(10,787)
Total financial results	(12,817)	(24,118)

(a)	GeoPark manages its exposure to local currency fluctuation with respect to income tax balances in Colombia. As of December 31, 2019, the Group entered into derivative financial instruments with local banks in Colombia for an amount equivalent to US$ 83,700,000 in order to anticipate any currency fluctuation with respect to income taxes payable in February, April and June 2020. As of March 31, 2021, there were no currency risk management contracts in place.

Note 10

Property, plant and equipment

			Furniture,					Exploration
			equipment	Production	Buildings			and
	Oil & gas		and	facilities and	and	Construction		evaluation
Amounts in US$ '000	properties		vehicles	machinery	improvements	in progress		assets		TOTAL
Cost at January 1, 2020	830,937		19,549	172,507	11,770	69,587		48,036		1,152,386
Additions	(654)	(a)	520	4	423	23,215		9,555		33,063
Acquisitions	165,954		616	37,073	—	1,221		78,773		283,637
Write-off / Impairment	(66,486)	(b)	—	—	—	(30,995)	(b)	(3,205)	(c)	(100,686)
Transfers	22,626		—	2,239	78	(19,976)		(4,967)		—
Currency translation differences	(17,480)		(176)	(3,141)	(68)	(47)		(511)		(21,423)
Cost at March 31, 2020	934,897		20,509	208,682	12,203	43,005		127,681		1,346,977

Cost at January 1, 2021	968,617		20,707	197,829	12,442	18,848		78,614		1,297,057
Additions	(1,437)	(a)	357	—	—	14,764		5,211		18,895
Transfers	8,156		—	3,983	64	(12,235)		32		—
Currency translation differences	(4,194)		(58)	(315)	(21)	(22)		(38)		(4,648)
Disposals	—		(130)	—	(8)	—		—		(138)
Cost at March 31, 2021	971,142		20,876	201,497	12,477	21,355		83,819		1,311,166

Depreciation and write-down at January 1, 2020	(467,806)		(15,149)	(95,047)	(6,596)	—		—		(584,598)
Depreciation	(30,181)		(572)	(5,345)	(128)	—		—		(36,226)
Currency translation differences	12,461		155	3,317	38	—		—		15,971
Depreciation and write-down at March 31, 2020	(485,526)		(15,566)	(97,075)	(6,686)	—		—		(604,853)

Depreciation and write-down at January 1, 2021	(548,445)		(16,985)	(109,987)	(6,975)	—		—		(682,392)
Depreciation	(16,641)		(547)	(3,561)	(153)	—		—		(20,902)
Currency translation differences	2,617		47	589	13	—		—		3,266
Disposals	—		16	—	—	—		—		16
Depreciation and write-down at March 31, 2021	(562,469)		(17,469)	(112,959)	(7,115)	—		—		(700,012)

Carrying amount at March 31, 2020	449,371		4,943	111,607	5,517	43,005		127,681		742,124
Carrying amount at March 31, 2021	408,673		3,407	88,538	5,362	21,355		83,819		611,154

(a)	Corresponds to the effect of change in estimate of assets retirement obligations.
(b)	Corresponds to impairment losses recognized in the Fell Block (Chile), the Aguada Baguales and El Porvenir Blocks (Argentina) and the Morona Block (Peru) for US$ 50,281,000, US$ 16,205,000 and US$ 30,995,000, respectively.
(c)	Corresponds to an unsuccessful exploratory well drilled in the Isla Norte Block (Chile).

Note 11

Equity

Share capital

	At	Year ended
Issued share capital	March 31, 2021	December 31, 2020
Common stock (US$ '000)	61	61
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	61,032,028	61,029,772
Total common shares in issue	61,032,028	61,029,772

Authorized share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares of par value US$ 0.001 per share. All of the Company issued and outstanding common shares are fully paid and nonassessable.

Cash distribution

On March 10, 2021, the Company’s Board of Directors declared a quarterly cash distribution of US$ 0.0205 per share that was paid on April 13, 2021.

Buyback Program

On November 4, 2020, the Company’s Board of Directors approved a program to repurchase up to 10% of its shares outstanding or approximately 6,062,000 shares. The repurchase program began on November 5, 2020 and will expire on November 15, 2021. During the three-month period ended March 31, 2021, the Company purchased 17,303 common shares for a total amount of US$ 221,000. These transactions have no impact on the Group’s results.

Note 12

Borrowings

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	March 31, 2021	December 31, 2020
2024 Notes (a)	422,064	428,737
2027 Notes (b)	347,537	352,113
Banco Santander (c)	3,408	3,736
	773,009	784,586

Classified as follows:

Current	5,861	17,689
Non-Current	767,148	766,897

(a)On September 21, 2017, the Company successfully placed US$ 425,000,000 notes, which were offered to qualified institutional buyers in accordance with Rule 144A under the United States Securities Act, and outside the United States to non-U.S. persons in accordance with Regulation S under the United States Securities Act.

The Notes carry a coupon of 6.50% per annum. Final maturity of the Notes will be September 21, 2024. The Notes are secured with a guarantee granted by GeoPark Colombia S.L.U. and GeoPark Chile S.p.A. The debt issuance cost for this transaction amounted to US$ 6,683,000 (debt issuance effective rate: 6.90%). The indenture governing the Notes due 2024 includes incurrence test covenants that provide, among other things, that during the two-years period between September 22, 2019 and September 21, 2021, the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.25 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others. As of the date of these interim condensed consolidated financial statements, the Company is in compliance of all the indenture’s provisions and covenants.

(b)On January 17, 2020, the Company successfully placed US$ 350,000,000 Notes, which were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non U.S. persons in accordance with Regulation S under the Securities Act. The Notes are fully and unconditionally guaranteed jointly and severally by GeoPark Chile S.p.A. and GeoPark Colombia S.L.U.

Note 12 (Continued)

Borrowings (Continued)

The Notes were priced at 99.285% and carry a coupon of 5.50% per annum (yield 5.625% per annum). The debt issuance cost for this transaction amounted to US$ 5,004,000 (debt issuance effective rate: 5.88%). Final maturity of the Notes will be January 17, 2027. The indenture governing the Notes due 2027 includes incurrence test covenants that provides among other things, that, the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others. As of the date of these interim condensed consolidated financial statements, the Company is in compliance of all the indenture’s provisions and covenants.

The net proceeds from the Notes were used by the Company (i) to make an intercompany loan to its wholly-owned subsidiary, GeoPark Colombia S.A.S., providing it with sufficient funds to pay the total consideration for the acquisition of Amerisur and to pay any related fees and expenses, and (ii) for general corporate purposes.

(c)In October 2018, GeoPark Brasil Exploração y Produção de Petróleo e Gás Ltda. executed a loan agreement with Banco Santander for Brazilian Real 77,640,000 (equivalent to US$ 20,000,000 at the moment of the loan execution) to repay an existing US$-denominated intercompany loan to GeoPark Latin America Limited - Agencia en Chile. The interest rate applicable to this loan is CDI plus 2.25% per annum. “CDI” (Interbank certificate of deposit) represents the average rate of all inter-bank overnight transactions in Brazil. The principal and the interest are paid semi-annually, with final maturity in October 2020.

In September 2020, GeoPark Brasil Exploração y Produção de Petróleo e Gás Ltda. executed the refinancing of the outstanding principal loan with Banco Santander for a total amount of Brazilian Real 19,410,000 (equivalent to US$ 3,441,000 as of September 30, 2020). The interest rate applicable is CDI plus 3.55% per annum. Interests are being paid on a monthly basis, and principal will be paid semi-annually in three equal instalments in October 2021, April 2022 and October 2022.

As of the date of these interim condensed consolidated financial statements, the Group has available credit lines for US$ 106,223,000.

Note 13

Provisions and other long-term liabilities

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	March 31, 2021	December 31, 2020
Assets retirement obligation	62,886	64,040
Deferred income	3,611	3,828
Other	14,004	14,502
	80,501	82,370

Note 14

Trade and other payables

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	March 31, 2021	December 31, 2020
Trade payables	60,920	63,528
To be paid to co-venturers	5,591	5,760
Payables to LGI (a)	—	3,528
Short-term advance payments (b)	216	—
Staff costs to be paid	14,746	13,752
Cash distribution to be paid	1,219	—
Royalties to be paid	6,483	5,287
V.A.T	2,364	3,453
Taxes and other debts to be paid	4,375	9,734
	95,914	105,042

Classified as follows:

Current	90,963	100,156
Non-Current	4,951	4,886

(a)	Payables related to the acquisition of non-controlling interest in Colombia and Chile’s business from LG International in November 2018 (see Note 36.6 to the annual consolidated financial statements as of and for the year ended December 31, 2020).
(b)	Advance payment collected in relation with the farm-out process of the REC-T-128 Block in Brazil (see Note 36.3.2 to the annual consolidated financial statements as of and for the year ended December 31, 2020).

Note 15

Fair value measurement of financial instruments

Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at March 31, 2021 and December 31, 2020 on a recurring basis:

			At
Amounts in US$ '000	Level 1	Level 2	March 31, 2021
Assets
Cash and cash equivalents
Money market funds	1,152	—	1,152
Total Assets	1,152	—	1,152
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	50,816	50,816
Total Liabilities	—	50,816	50,816

Note 15 (Continued)

Fair value measurement of financial instruments (Continued)

Fair value hierarchy (Continued)

			Year ended
Amounts in US$ '000	Level 1	Level 2	December 31, 2020
Assets
Cash and cash equivalents
Money market funds	823	—	823
Derivative financial instrument assets
Commodity risk management contracts	—	1,013	1,013
Total Assets	823	1,013	1,836
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	15,094	15,094
Total Liabilities	—	15,094	15,094

There were no transfers between Level 2 and 3 during the period. The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as of March 31, 2021.

Fair values of other financial instruments (unrecognized)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are measured at their amortized cost. The Group estimates that the fair value of its main financial liabilities is approximately 103.5% of its carrying amount including interests accrued as of March 31, 2021. Fair values were calculated based on market price for the Notes and cash flows discounted for other borrowings using a rate based on the borrowing rate and are within Level 1 and Level 2 of the fair value hierarchy, respectively.

Note 16

Subsequent events

Borrowings

In April 2021, the Company executed a series of transactions that included a successful tender to purchase US$ 255,000,000 of the 2024 Notes that was funded with a combination of cash in hand and a US$ 150,000,000 new issuance from the reopening of the 2027 Notes. The tender included a consent solicitation to align the covenants of the 2024 Notes to those of the 2027 Notes. The new notes offering and the tender offer closed on April 23 and April 26, respectively.

The reopening of the 2027 Notes was priced above par at 101.875%, representing a yield to maturity of 5.117%. The Notes were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended, and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes are fully and unconditionally guaranteed jointly and severally by GeoPark Chile SpA and GeoPark Colombia S.L.U.

Resulting from these transactions, the Company reduced its total indebtedness and interest costs and improved its financial profile by extending its debt maturities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
Name: Andrés Ocampo
Title: Chief Financial Officer

Date: May 5, 2021